Exhibit 23.3

Forrester Research Inc.

Citation Agreement and Consent

Subject to the terms and conditions set forth herein, Forrester Research, Inc. (“Forrester”) hereby consents to the quotation by Morgan Stanley (“Requester”), in the Registration Statement on Form S-l to be filed by Requester with the U.S. Securities and Exchange Commission (the “Filing”), of the following Forrester information that has been published in print (the “Forrester Information”):

Quote 1.

Better business performance: Enable organizations to hire at scale and fill open positions with the best talent, which is mission-critical for organizations and can represent the difference between business success or failure. For example, there has been a national nursing shortage in the U.S. which has only been exacerbated by the pandemic. Our seamless links to social media sites give healthcare companies the ability to expand talent pools. This led to improvements in the ease of staffing shifts and more attentive patient care according to a healthcare interviewee in a 2020 commissioned Total Economic Impact™ (TEI) study of iCIMS conducted by Forrester Consulting.

Quote 2.

Expanded talent pipeline: By replacing generic bolt-on human resources information systems (HRIS) with an end-to-end software platform designed with talent acquisition in mind, recruiters have experienced direct efficiency gains. Examples include reduced time calendaring interviews, elimination of manual data entry, and a streamlined process for obtaining hiring manager feedback. According to a 2020 commissioned Total Economic Impact™ (TEI) study conducted by Forrester Consulting, iCIMS was able to increase the talent pipeline at businesses by 15%, expanding the quality and diversity of candidates that they may not have otherwise had exposure to.

Source: A commissioned study conducted by Forrester Consulting, Total Economic Impact™ of the iCIMS Talent Cloud, September 2020

In consideration of Forrester’s consent as set forth above, Requester hereby agrees that:

(1)	the Forrester Information will be presented in the Filing as representing data, research opinion or viewpoints published by Forrester and not as a representation of fact;

(2)

Forrester disclaims all warranties, express or implied, statutory or otherwise, including without limitation any implied warranties of merchantability or fitness for a particular purpose, and warranties as to accuracy, completeness or accuracy of the Forrester Information;

(3)

the Forrester Information speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the Forrester Information are subject to change without notice;

(4)	Forrester shall have no liability for errors, omissions or inadequacies in the Forrester Information or for any interpretations of the Forrester Information;

(5)	Forrester does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the Forrester Information; and

(6)	where applicable, Forrester is not an “expert” within the meaning of Section 509 of Regulation S- K promulgated under the Securities Exchange Act of 1934, as amended.

Requester agrees to indemnify and hold harmless Forrester, and its directors, officers, shareholders, employees and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.

Forrester’s consent set forth above shall not be deemed effective until Forrester shall have received a countersigned copy of this document from Requester.

Morgan Stanley		Forrester Research, Inc.

By:	/s/ Kaitlyn Ramirez	By:	/s/ Naomi Sager
Name:	Kaitlyn Ramirez	Name:	Naomi Sager
Title:	Vice President	Title:	Manager, Citations
Date:	3/19/2021	Date:	3/19/21

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